UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

July 17, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Impac Mortgage Holdings, Inc.
File No. 1-14100 CF# 22191
_____

Impac Mortgage Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-K filed on May 21, 2008.

Based on representations by Impac Mortgage Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.26   until December 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to the delegated authority:

Michael McTiernan
Special Counsel